Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 26, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable.

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Disgruntlement increases around Arcelor’s share buyback programme
English Translation
La Tribune, France - 16th June 2006

Arcelor shareholder to oppose €6.5bn buy-back
Financial Times - 15th June 2006

Romain Zaleski Takes Stance against Arcelor Management
English Translation
Les Echos, France - 15th June 2006

Arcelor: Strategic Stranglehold
Breaking Views - 14th June 2006

Arcelor / Mittal
Financial Times, The Lex Column - 14th June 2006

Arcelor's rebel investors threaten to sabotage takeover defense
The Guardian, City & Finance Section - 13th June 2006

Arcelor Valuation: Arcelor's Russian Roulette
Breaking Views - 12th June 2006

Resistance to Arcelor's share buy-back mounts
English Translation
Borsen Zeitung, Germany - 10th June 2006

Arcelor's Achilles' heel: Clash between two conceptions of share ownership
English Translation
La Tribune, France - 6th June 2006

La Tribune – 16th June 2006

Disgruntlement Increases around Arcelor’s share buyback programme

•	An increasing number of investors are speaking out against the operation that will result in Alexei Mordashov’s ownership being inflated.

June 21 will be an important date for Arcelor’s defence against Mittal. An increasing number of shareholders are stating that they are against the share buyback program that Arcelor will be submitting for approbation on that date. Gerard Augustin-Normand, the head of Richelieu Finance, does not want to be seen as an accomplice in Russian Alexei Mordashov’s passive increase in Arcelor’s capital. After capital reduction the stock ownership of the head of the Russian company Severstal will go from 31.6% to 37.5%, according to the report on the buyback published yesterday by Arcelor. This is the angle of attack of Colette Neuville, president of Adam, who will make a motion forcing Severstal to make a takeover bid for Arcelor sometime over the next 10 days. “This is all backwards. With this operation, the shareholders pool their resources, by emptying the Arcelor coffers, and thus give Mordashov control,” she said. The investors she represents, who account for 2.5% of Arcelor stock holders, asked her to vote against the operation. “Arcelor would do better to spend this money wisely, instead of doing everything it can to please its shareholders,” added Gerard Augustin-Normand.

Attractive Price

Other investors cannot help but notice that by offering 44 euros, Arcelor has chosen a price that will attract institutional players. This rate, which represents a bonus of 39% as compared to the average rate of the last three months, will allow Arcelor to recover a maximum of 147.7 million shares, or 22.5% of its capital, for a total of 6.5 billion euros. By doing so, its net debt will double, going up to 12.5 billion, while equity will drop by 42%, reaching a low of 9.2 billion.

But most importantly, the vote on the buyback operation will make it possible to see what the balance of power is like. With Roman Zaleski, who holds 5% of the capital, announcing his opposition, strong mobilization will be required to avoid a no, which only needs one third of votes to put the kybosh on the buyback program. The possibility of a negative vote has led to speculation concerning the likelihood of an agreement between the two groups. During Arcelor’s most recent general assembly, which is already being contested, the group’s resolutions had received an average of 80% of the votes, which were in favour.

The CEO of Mittal Steel, Lakshmi Mittal, reiterated yesterday in Brussels that the discussions would continue between his group and Arcelor, on issues of “synergy and corporate enterprise”. The head of Mittal said that he would not be satisfied with less than 50% of Arcelor’s shares after the take over, should the merger with the Russian company Severstal succeed.

FINANCIAL TIMES
THURSDAY JUNE 15 2006

COMPANIES INTERNATIONAL

Arcelor shareholder to oppose 6.5€bn buy-back

By Rebecca Bream in London and agencies	However, this could rise to 38 per cent after Arcelor’s share buy-back, which needs to be approved by investors at a meeting on June 21.
     Carlo Tassara International, the Italian holding company controlled by Romain Zaleski, a French businessman, said last night it would vote against Arce-lor’s share buy-back.
     Mr Zaleski has been building up his stake in Arcelor over the past few months –in April it was estimated at 4.3 per cent, making him the second-largest known shareholder after the state of Lux-embourg.
Carlo Tassara said its decision did not necessarily indicate how it would vote at the meeting to decide on the Severstal deal on June 30. But after examining the share buy-back plan, it said it would lead to a change in control in Arcelor’s capital without any obligation [for Severstal] to launch a takeover offer. “The share buy-back is a transfer of cash	from Arcelor to its shareholders, without any value creation,” Carlo Tassara added. The buy-back would “destroy shareholder value”, since it would protect Arcelor from takeover bids, and would affect the Arcelor share price.
     Mr Zaleski is the first large shareholder to say he intends to vote against Arcelor’s buy-back, but it is understood that several smaller investors are also planning to do so.
     This month, almost one-third of Arcelor shareholders wrote to the company’s board to ask for a meeting to discuss the procedure for approving the Severstal deal. Their letter argued that, as attendance rates at past Arcelor shareholder meetings had never been above 35 per cent, the Severstal merger was being forced through.
Arcelor’s board points out that it is not obliged to put the Severstal deal to a shareholder vote.
     Arcelor’s second-largest shareholder intends to vote against the steelmaker’s planned €6.5bn ($8.2bn) share buy-back, in the latest sign that investors are not happy about its plans to merge with Severstal of Russia.
     Arcelor’s proposed deal with Severstal, which was unveiled last month, has been interpreted as a defensive move against a €25.8bn hostile bid from rival Mittal Steel. Either deal will create the world’s largest steelmaker.
     More than 50 per cent of Arcelor’s shareholders must vote against the deal with Severstal at a meeting on June 30 to stop it going ahead. The merger would leave Severstal, which is controlled by Alexei Mor-dashov, the Russian steel magnate, with a stake of 32 per cent in the combined company.

© THE FINANCIAL TIMES LIMITED 2006

Les Echos – 15th June 2006

Romain Zaleski, one of Arcelor's largest shareholders, yesterday stated his hostility to the massive share buyback to be put to the general shareholders' meeting on 21 June. Other large stakeholders could follow suit.

Romain Zaleski Takes Stance against Arcelor Management

After their first meeting on Tuesday, the management of Mittal Steel and Arcelor decided to meet again "in the next few days" to look at the possibilities of a friendly merger between the two groups that are now at loggerheads. "Tuesday's meeting served to determine a work plan, and other meetings have been scheduled in the near future", one source indicated.

Meanwhile, pressure is rising in Arcelor as the general shareholders' meeting of 21 June draws near. That meeting is supposed to approve the buy back of almost one quarter of the company's shares. Shareholders are making up their minds on the question. Yesterday, one of the largest shareholders, French businessman Romain Zaleski who owns a 5% stake, stated his hostility to the buyback offer. Like him, many investors reject the idea that by reducing the total number of shares, the operation will increase Severstal boss Alexei Mordashov's stake in Arcelor from 32% to 38% -- over one third of the company capital -- without a formal takeover bid.

Resistance is so strong that "it's probably to lure shareholders that Arcelor's board of directors set the price for the buyback deal last Sunday, whereas it was only supposed to do so once the principle of the transaction had been approved by the 21-June meeting", one investor considered.

However, the very high announced price is also riling investors. "Arcelor is buying back its shares for 44 euros whereas it did not do so at 21 euros, the share price up until the takeover bid. This is entirely irresponsible and bordering on mismanagement”, exclaims Pierre-Henri Leroy, consultant with institutional investors Proxinvest. "Equity is being squandered and shareholders are getting nothing in return -- because the money is theirs". The same is being said across the water by Institutional Shareholder Services (ISS).

So Arcelor is going all out: in a letter sent yesterday to ISS, it beseeched the firm to drop its opposition, pointing out that the share buyback would not take place before the expiry of Mittal's takeover bid, which leaves shareholders free to rally to the Dutch company. Some concession! Arcelor has never had a choice: indeed, shares are to be bought back after the increase in capital reserved for Alexei Mordashov so that his stake does not reach 38% immediately, thereby avoiding a mandatory takeover bid. But the increase in capital itself depends on the outcome of Mittal's takeover offering: if Mittal wins, the merger with the Russian will be voided as a matter of course; however, the increase in capital cannot be reversed.

"Arcelor's behaviour is becoming irrational", deems one investor. " Arcelor is doomed if it doesn't get approval for the share buyback. Since that's on the cards, the whole matter could be wound up this week-end with an agreement between Mittal and Arcelor".

On another note, after tomorrow's session Arcelor will be temporarily removed from the CAC 40 and SBF 120 indices due to the takeover bid under way.

Myriam Chauvot

Strategic stranglehold

Arcelor: When Arcelor first revealed its merger plan with Severstal, it looked like Alexey Mordashov was getting virtual control of the world's largest steel group on the cheap. As more details about the proposed corporate governance of the new Arcelor have been revealed, it is now clear that the Russian steel billionaire has indeed managed this extraordinary feat.

Not only will Mordashov end up with a 38% stake in the enlarged company; he will have an effective veto both on strategy and on what happens in the Russian business Arcelor is supposedly acquiring.

This will be achieved by two unusual arrangements. The first is a four-person strategic committee, which Mordashov will chair and a second of whose members he will appoint. The committee will not just be any ordinary board committee. The board will be unable to discuss any material strategic decision - including acquisitions, issuance of capital and change in dividend policy - unless it has been pre-approved by the committee. What's more, the committee itself cannot pass a resolution unless it has a majority. That gives Mordashov a stranglehold on strategic matters.

The second unusual mechanism is the decision to give Mordashov 25% of the voting rights in Severstal for seven years, even though he won't own any shares in the Russian company directly after he has swapped his position into Arcelor stock. This 25% voting stake will effectively gives him a stranglehold on Severstal too.

Why has Arcelor done all this? It is hard to see any reason other than a desperate desire by its board and management to escape the rival hostile bid from Mittal Steel. But Mittal is, at least, offering a premium for getting control - in an offer that is worth 10%-15% more for Arcelor shareholders than the Severstal transaction.

It may be extremely hard for Arcelor shareholders to block the Russian transaction because of the way the vote scheduled for June 30 has been stitched up. But it is not impossible if they turn out in record high numbers. They should do so.

FINANCIAL TIMES
WEDNESDAY JUNE 14 2006

Arcelor/Mittal
Who would control a merged
Arcelor/Severstal? Arcelor’s
presentation yesterday, explaining the
Severstal deal, shed some light on the
issue. Two of the four members of
Arcelor’s strategic committee will be
appointed by Alexei Mordashov,
Severstal’s controlling shareholder, for
as long as he owns 25 per cent of the
company. Mr Mordashov will be
president of the committee and his
other nominee will be an independent
director. Since it is valid to question
the independence of a hand-picked
candidate and that resolutions will
require a simple majority, it appears
Mr Mordashov has a veto.
Mr Mordashov will not be able to
force through decisions, but the
extent of his veto will be considerable.
The strategic committee must
pre-approve a “limited number of
essential matters”, prior to a decision
at board level. This “limited” list,
however, includes every important
strategic decision: acquisitions and
joint ventures worth more than €300m
and “material changes” to strategy.
Arcelor claims to have sold a large
minority stake at €44 a share, in
exchange for Severstal’s steel and
mining assets. Strategically, there is
nothing wrong with the deal Arcelor
has struck. The true value for the
shares that will be issued to Mr
Mordashov, however, is Arcelor’s
market price, currently €32.7.
Moreover, Mr Mordashov will gain a
degree of influence over company
strategy arguably greater than a
38 per cent stake would confer.
Admittedly, if Mittal Steel’s bid
were successful, a similar governance
structure might prevail. In regulatory
filings Mittal has suggested that the
strategic committee may well be a
part of the “Arcelor way” that is
retained. But at least Mittal is offering
shareholders a premium to Arcelor’s
current price to gain that control.

© THE FINANCIAL TIMES LIMITED 2006

Arcelor’s rebel investors threaten to sabotage takeover defences

David Gow Brussels

Angry investors in the pan-European steel group Arcelor last night threatened to undermine its core defence strategy against Mittal’s hostile €22bn (£15bn) takeover bid, vowing to vote down their company’s merger with Russia’s Severstal and the return of €6.5bn of capital at shareholder meetings later this month.
     The French shareholder groups Proxinvest and Adam said the deal with Alexei Mordashov, Severstal’s majority owner, was opaque, and Arcelor’s proposal that it could be halted only by a majority vote against was unacceptable and offered no genuine choice. “It’s a kind of trap,” Pierre-Henri Leroy of Proxinvest, which advises institutional investors holding some 10% of Arcelor, said.
     Colette Neuville of Adam, the retail investors’ group, who speaks for 5% of Arcelor, added: “We don’t know anything about this [Severstal] operation and there’s no element of a genuine evaluation. Last week I wrote to the Arcelor board demanding it give us the informa-
tion so we can make a choice. So far we are being asked to decide about two things and we only know about one [Mittal].”
      But sources close to Arcelor insisted that planned shareholder meetings to approve the buyback of shares on June 21 and vote on the Severstal deal on June 30 would go ahead, preceded by an “investors’ day” at Cherepovets, the Russian company’s home base, to convince them of the true worth of the assets Mr Mor-dashov is committing to the deal.
     Earlier, Mittal refused to raise its bid. Arcelor’s board, which met in Luxembourg on Sunday, claimed that Mittal had offered last week to “further improve its offer” and Arcelor set a benchmark of €44 a share — €6.50 more than Mittal’s current offer — for a friendly deal. Mittal insisted it had merely agreed to improve “certain” corporate governance initiatives and dismissed the valuation of Arcelor at €44 a share as “entirely fictitious”.
     The Arcelor board agreed for the first time that senior executives should meet their counterparts at Mittal but formally rejected the current offer as “inadequate” and said its proposed merger with Severstal was “a more attractive alternative from a strategic, financial and social point of view”.
     Analysts said the Mittal offer was worth 12% more than the Russian deal but Arcelor aides disputed their valuations.
		In moves designed to head off the investor revolt over the Severstal deal, Arcelor said it would buy back €6.5bn of shares at €44 each or the claimed value of the transaction with Mr Mordashov. This is €1.5bn more than previously indicated and must first be approved at the June 21 meeting. But Mr Leroy said: “Given what I know about the legal threshold, I don’t think shareholders will give the required majority.”
€44	The price at which Arcelor is offering to buy back shares, and equivalent to the value Severstal has placed on the Luxembourg group

The gap between the value of the Mittal bid and the Russian deal, according to analysts – disputed by aides at Arcelor	12%

Arcelor's Russian roulette

Arcelor valuation: By Edward Hadas and Hugo Dixon

Arcelor says it its deal with Severstal is more valuable for shareholders than Mittal Steel's rival hostile bid. But if the steelmaker really believed that, it would offer shareholders a fair choice. The fact that it isn't speaks volumes. That view is confirmed by an analysis of the merits of the two proposals. The Mittal one looks 10%-15% better than the Severstal one.

The comparison isn't quite apples-to-apples, but it's not apples-to-bananas either. The two proposed deals are similar in several important ways.

-Industrial structure: Both Arcelor-Severstal and Mittal-Arcelor would have about 30% of their production located in low-cost developing markets. Both would be 40-50% self-sufficient in iron ore and coal, the key raw materials.

-Shareholder structure: Both combinations would have self-made steel billionaires as dominant shareholders. If Severstal prevails, Alexey Mordashov would own 37% of the shares on a fully-diluted basis, after the proposed buyback. He would also have a blocking minority interest in the combined company's Russian assets. Alternatively, the family of Lakshmi Mittal would end up with 45% and clear control of the board of directors.

-Capital structure: The two proposed combinations would have very similar degrees of leverage. Debt, in both cases, would be 1.4 times ebitda.

The best starting point for a comparison between the rival combinations is 2005 pro forma ebitda. The pro forma adjustments for acquisitions all groups have made are a big deal. They add 47% to Severstal's reported ebitda, 39% to Mittal's and 15% to Arcelor's.

To these ebitda numbers, one has to add the synergies of the rival merger proposals - discounted back to today to take account of the fact that they will take a few years to flow fully. Mittal-Arcelor would have had pro forma ebitda of E12.7bn; while Arcelor-Several would have had E9.2bn.

What multiple?

The next question is how big a multiple to put on these combinations. A fairly neutral assumption is to give Arcelor an EV/ebidta multiple of 4.4 times - in line with its share price on Friday.

Even backers of the Severstal-Arcelor deal admit that Severstal should be valued at a lower multiple than Arcelor. The Russian company is, well, Russian. Its owner is close to President Putin, who will be out of office in 2008. A new leader may be less friendly. But even a relatively friendly Russian government might not be keen on sending dividends earned on resource production out of the country. Severstal, unlike its major Russian competitors, does not export much of its steel production. What's more, full accounts for Mordashov's mining assets have not been published.

In the circumstances, it looks reasonable to apply a haircut to Severstal. If it's assigned 75% of Arcelor's multiple, their blended multiple would be 4.1 - giving a total enterprise value of E37.7bn.

What about Mittal. In the stock market, it is valued at 4 times pro forma 2005 ebitda, 90% of the Arcelor multiple. Arcelor argues that Mittal's small float - less than 10% of the outstanding shares - makes the current share price unrepresentative. It's probably right, but the share price is more likely to be too low than too high. Earnings are set to increase sharply in Mittal's newly acquired assets. What's more, the share price may not take full account of Mittal's attractive growth prospects in developing markets. And it has probably also been depressed by fears that Mittal may end up overpaying for Arcelor.

One could argue for a slight discount; and one could also argue for a slight premium. A good compromise is to value both Mittal's and Arcelor's earnings on the same multiple. On that basis, Mittal-Arcelor would have an enterprise value of E55.9bn.

Arcelor shareholder value

Of course, shareholders are most interested in the value per share of the two proposals. That comparison has to take into account how much debt the companies would be carrying, what share of the equity they would end up owning and how much cash they are being offered.

Look at the Arcelor-Severstal transaction first. By the time you've taken into account the buyback Arcelor is planning and the cash Mordashov is injecting, it would end up with E13.1bn in debt. That gives an equity value of E24.7bn. The existing shareholders' cut of that would be worth E15.7bn - or roughly E23.84 per share. To that must be added the value of the cash they would receive in the share buy back - equivalent to E9.68 a share. In total, the value of the deal would be worth E33.52, roughly where the stock currently trades.

Now turn to the Mittal-Arcelor proposal. It would end up with E18.3bn of debt, giving equity value of E37.6bn. The Arcelor shareholders' stake would be worth E18.2bn - or E27.53 a share. Adding the E10.05 a share in cash produces a total value of E37.58 - 12% more than the Arcelor-Severstal transaction.

Sensitivity

But isn't this conclusion terribly sensitive to the precise ebitda multiples one uses for the different companies? Well, yes and no.

Not at all, when it comes to Arcelor. Both combinations would contain the same Arcelor assets, and both would have essentially the same capital structure. That means that the relative value of the two deals remains the same, however Arcelor is valued. The key is how the other two companies are valued relative to the Luxembourg group.

What's more, it turns out that, because Severstal is quite a bit smaller than Arcelor, the deal's value isn't all that sensitive to the Russian group's relative multiple. Say one thought Severstal deserved 90% of the Arcelor multiple, instead of 75%. That upgrade would only narrow the value gap in favour of Mittal-Arcelor from 12% to 7%. To get Arcelor-Severstal to be worth as much as the Mittal-Arcelor, Severstal would need to be valued at 115% of the Arcelor multiple.

The real sensitivity of the conclusion hinges on the relative multiple of Mittal vis-a-vis Arcelor. If Mittal is valued at 110% of the Arcelor multiple instead of 100%, its proposal would be worth 24% more than Severstal's. On the other hand, for the Russian deal to be superior, Mittal's multiple would have to be less than 90% of Arcelor's. That looks a stretch.

Author: Edward Hadas and Hugo Dixon

Börsen-Zeitung – 10th June 2006

Resistance to Arcelor’s share buyback mounts

Four independent organizations criticize the plan – Steel Corporation applies to the EU for approval of the merger with Severstal

Criticism of the planned share buyback by Luxembourg-based steel corporation Arcelor for up to -7.5 billion is mounting. Four independent organizations have meanwhile recommended to shareholders in the company that they vote against the plan at the general meeting on June 21. The buyback of up to 24 % of own shares is one weapon used in the corporation’s defense against the hostile takeover bid by its rival Mittal Steel.

The organizations recommending that the share buyback agenda be rejected include French fund manager association AGF (Association Française de la Gestion Financière), Proxinvest, which exercises the voting rights of institution investors on a trustee basis, the small shareholders association "Adam" and US advisor to institutional investors ISS (Institutional Shareholder Services), whose clients, so it says, manage assets of some US$26 billion. The organizations all complain, among other things, about the very short-term scheduling, which make careful examination of the plan difficult, not to mention the negative impact of the share buyback plan on Arcelor’s financial stability. The Luxembourg-based Corporation has liquidity of just short of -5 billion and debts of around -10 billion.

Purely defensive measure

"We also reject the share buyback plan because it is purely a defensive measure against Mittal. It would be better if Arcelor paid a one-time dividend,” Proxinvest CEO Pierre Henry Leroy told Börsen-Zeitung. The shareholder association "Adam" says it will also take legal action against the plan. The criticism by these organizations means that rejection of the plan now starts to seem possible: After all, the buyback has to be approved by two-thirds of the capital present at the general meeting.

Meanwhile Arcelor, so a spokesperson said, for the first time start negotiations with Mittal on Thursday and Friday, during which Mittal’s business plan was elaborated in detail. However, only subordinate “third-rank” executives are taking part in the talks. So the talks are not likely to change Arcelor’s rejection of the takeover by Mittal – especially as Mittal does not intend to raise his offer again. The hostile bid for Arcelor tabled by Mittal, and it runs until July 5, is at present worth around -23.1 billion – 70 % of which will be paid in own shares.

Authorities will require a month for their examination

Parallel to this, on Friday Arcelor filed an application with the European Monopolies Commission, the EU said, for approval of the merger with Russian competitor

Severstal. The European Commission now has a month in which to scrutinize the deal. Then it can choose to extend the examination period or approve the proposal. Arcelor CEO Guy Dollé says he does not expect any reservations on the part of the monopolies watchdog. However, their approval, so industry experts say, could come too late for the Severstal merger to be used as a “poisoned pill” against Mittal. Furthermore, 29 % of the Arcelor shareholders have called for an additional general meeting in which they wish to raise the voting obstacles to the Severstal merger. At the general meeting on June 28, the merger can be approved by a figure of only more than 50 % of the capital present.

The announced merger and the renewed rise of steel prices pushed the Severstal equity, along with other Russian steel stocks, up sharply in recent weeks. Then there were also reports of negotiations on a merger between Britain’s Corus and Russia’s Evraz as well as news that billionaire Roman Abramovich wishes to acquire a blocking minority in Evraz.

La Tribune – 6th June 2006

Analysis: clash between two conceptions of share ownership

Arcelor's Achilles' heel

The Luxembourg-based steelmaker has managed to erect solid defences which leave Mittal Steel with little room for manoeuvre.

The latter is counter-attacking in an unexpected area, that of corporate governance.

The fortifications put in place by Arcelor´s advisors are impregnable! Teams from Merrill Lynch, Deutsch Bank, UBS and the law firm Skadden Alps have spared no effort and the defences are so well designed that Mittal Steel finds itself boxed in. The first step was the transfer of the American subsidiary Dofasco to a Netherlands trust, with the aim of preventing Mittal Steel selling Dofasco to Thyssen-Krupp, and thus depriving Mittal of the funding for the cash component of its offer.

Arcelor did not stop there. By increasing its dividend and launching a share repurchase scheme it has matched the cash component of the Mittal Steel bid. This also offers the hedge funds which had acquired Arcelor shares since the outbreak of hostilities an attractive exit route.

The final step is the 32% stake (38% after the share buyback) for Alexei Mordashov, chairman and main shareholder of Severstal. This alliance considerably strengthens the core shareholding in Arcelor, making a victory by Mittal Steel practically impossible.

Ignoring the interests of minority shareholders

The weakness of these seemingly perfect countermeasures is that they allow Mittal Steel to attack in an unexpected area, corporate governance. Remember the accusations made by Arcelor when the Mittal bid was first announced that the latter lacked transparency, was controlled by the Mittal family and ignored the interests of minority shareholders?

Today Arcelor stands accused. Numerous questions are being raised about the proposed merger with Severstal. It is suggested that Arcelor will actually be taken over by the latter without a proper bid being made for the shares of minority shareholders. There is talk of collusion between Mordashov and the main shareholders in Arcelor. Doubts are being expressed as to whether the consultation of shareholders planned by Arcelor meets the minimum standards of corporate governance. Shareholders' associations are angry, experts in stock market legislation are asking questions, fund managers are offended. Jean-Pierre Hellebuych, director for strategy at Axa Investment Management and chairman of the corporate governance committee at the Association Francaise de la Gestion

(French fund managers' association), does not conceal his irritation: "The Dutch trust for Dofasco deserved a first yellow card and the partnership with Severstal another." In other words a red card!

"Anglo-Saxons" versus "continentals"

As a result of these protests, Mittal advisors have had no difficulty mobilising 30% of Arcelor shareholders to call for a new general meeting, in accordance with the company's articles (and Luxembourg company law). The aim is to force Arcelor to consult its shareholders according to the applicable rules, which require a two-thirds majority at an extraordinary general meeting to approve the merger.

But underlying this dispute is a clash between two different approaches, some would even say two different mentalities. On the one hand the "Anglo-Saxons" believe that the board has a duty of loyalty above all to its shareholders. On the other hand, the "continentals" (essentially France and Germany) advocate a very different approach to corporate governance, one where the interests of the company can come before those of its shareholders. From this perspective the company is seen as a legal person distinct from its shareholders, with its own rights and obligations vis-à-vis a whole range of other parties: employees, suppliers, society at large. In the words of Pierre Servan Schreiber, lawyer from Skadden Arps and Arcelor advisor, reported in La Tribune in April, it was this difference of substance which lay behind the long months of negotiations leading up to the European takeover directive. It is significant that Luxembourg has avoided transposing articles 9 and 11 of that directive, regarded as limiting the measures which can be taken to block a takeover bid. "It would be going to far however to say that one of these two conceptions is more legitimate than the other," is the comment of Franck Martin Laprade, a lawyer from Jones Day. "For the moment Arcelor is acting as though the interests of the company come first, which is the approach taken by French law."

But it practice, the outcome will not just depend on legal theory. General meetings are planned, where the board will have to explain itself, bearing in mind that a general meeting can vote to dismiss the board. This amounts to a sort of referendum.